Exhibit 11

     Bando McGlocklin Capital Corporation and Subsidiaries
          Computation of Net Income Per Common Share


                                             March 31,
                                       1998            1997

    Net income                       $455,847         $631,732

    Determination of shares:
    Weighted average common
     shares outstanding
     (basic)                        3,689,102        3,693,337
    Assumed conversion of
     stock options                      2,674           21,966
    Weighted average common
     shares outstanding
     (diluted)                      3,691,776        3,715,303
    Basic earnings per share            $0.12            $0.17
    Diluted earnings per share          $0.12            $0.17